FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

COSAN LIMITED

Item
1.	Minutes of the Extraordinary Shareholders’ Meeting of Cosan S.A. Indústria e Comércio held on September 14, 2009
2.	Notice to the Market dated September 14, 2009

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date:	September 18, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer

3

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO
Corporate Taxpayer’s ID (CNPJ) 50.746.577/0001-15
Company Registry ID (NIRE) 35300177045

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON SEPTEMBER 14, 2009

Date, Time and Place: September 14, 2009, at 10:00 a.m., at the headquarters of COSAN S.A. INDÚSTRIA E COMÉRCIO (“Company”), at the administrative building of Cosan, located at Bairro Costa Pinto s/n.º, in the city of Piracicaba, State of São Paulo.

Attendance: shareholders representing more than 2/3 (two thirds) of the voting capital, as evidenced by the signatures in the shareholders’ attendance book.

Presiding Board: Chairman: MARCELO DE SOUZA SCARCELA PORTELA, by express nomination of RUBENS OMETTO SILVEIRA MELLO – Chairman of the Board of Directors, as pursuant to article 11 of the Company’s By-Laws. Secretary: AUGUSTO ASSIS CRUZ NETO, nominated by the Chairman.

Call Notice: The call notice, pursuant to Article 124 of Law 6.404, of December 15, 1976 (“Brazilian Corporation Law”), was published in the Official Gazette of the State of São Paulo, in the editions of August 28 and 29, 2009 and September 1st, 2009, in the Jornal de Piracicaba, in the editions of August 28, 29 and 30, 2009 and in the Valor Econômico newspaper, in the editions of August 28 and 31, 2009 and September 1st, 2009.

Agenda: amend the Company’s headquarters to “Cosan’s Administrative Building”, located at Fazenda Pau D’Alho, s/nº, in the city of Barra Bonita, State of São Paulo.

Unanimous Resolutions: Shareholders unanimously approved to transfer the Company’s headquarters to the address mentioned in the meeting’s agenda, consequently amending the wording of Article 2 of the Company’s By-Laws, which shall have the following wording: “Article 2 – The Company’s headquarters is located in the city of Barra Bonita, State of São Paulo, at

Cosan’s Administrative Building, located at Fazenda Pau D’Alho s/nº, CEP 17340-000, and the Company may open and maintain branches, agencies, offices or agents in any location of the Brazilian territory or abroad”.

Closure and Approval of the Minutes: There being no further business to discuss, the Chairman declared the meeting was adjourned for the time necessary to draw up these minutes, which were read, approved, and signed, with publication of the minutes without the names of attending Shareholders being authorized. aa) MARCELO DE SOUZA SCARCELA PORTELA - Chairman; AUGUSTO ASSIS CRUZ NETO - Secretary; Shareholders: COSAN LIMITED, NOVA CELISA S.A., AGUASSANTA PARTICIPAÇÕES S.A., RIO DAS PEDRAS PARTICIPAÇÕES S.A., COMMONWEALTH CARRIERS S.A., ANNISTON PTE. LTD., ISLAND SERVICES MANAGEMENT CORP. PAULO ROBERTO FARIA e PEDRO ISAMU MIZUTANI - by Marcelo de Souza Scarcela Portela; REZENDE BARBOSA S.A. ADMINISTRAÇÃO E PARTICIPAÇÕES - Roberto de Rezende Barbosa; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT TRUST, BARCLAYS GLOBAL INVESTORS NA, BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD, COLLEGE RETIREMENT EQUITIES FUND, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND, EATON VANCE STRUCTURED EMERGING MARKETS FUND, EATON VANCE TAX-MANAGED EMERGING MKTS FUND, ELFUN DIVERSIFIED FUND, EMERGING MARKETS INDEX FUND E, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EMPLOYEES RET.PLAN OF BROOKLYN UNION GAS, FIDELITY FUNDS - LATIN AMERICA FUND, FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARKETS FUND, STATE OF CALIFORNIA PUBLIC EMPLOYEES RET SYS, STATE OF WISCONSIN INVT. BOARD MASTER TRUST, STATE STREET EMERGING MARKETS, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, LAUDUS INTERNATIONAL MARKETSMASTER FUND, TAIWAN COOPERATIVE BANK IN ITS CAPACITY AS MASTER CUSTODIAN, FORTIS L FUND EQUITY BRAZIL, FORTIS L FUND EQUITY LATIN AMERICA, GE FUNDS, GE INSTITUTIONAL FUNDS, GE INVESTMENTS FUNDS, INC., GENERAL ELECTRIC PENSION TRUST, GEUT EMERGING EQUITY PASSIVE 1, GMAM INVESTMENT FUNDS TRUST, HOUSTON FIREFIGTHERS' RELIEF AND RETIREMENT FUND, IBM SAVINGS PLAN, ILLINOIS STATE BOARD OF INVESTMENT, THE TEXAS EDUCATION AGENCY, ISHARES MSCI BRAZIL (FREE) INDEX FUND, JANUS ASPEN

SERIES-INTL GROWTH PORTFOLIO, JANUS OVERSEAS FUND, JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND, JOHN HANCOCK FUNDS II: EMERGING MARKETS VALUE FUND, JOHN HANCOCK TRUST DISCIPLINED DIVERSIFICATION TRUST, JOHN HANCOCK TRUST EMERGING MARKETS VALUE TRUST, JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST A, JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST B, NORTHERN TRUST QUANTITATIVE FUND PLC, PRINCIPAL EMERGING MARKETS EQUITY FUND, PRINCIPAL FUNDS, INC. - DIVERSIFIED INTERNATIONAL FUND, PRINCIPAL FUNDS, INC. - INTERNATIONAL EMERGING MARKETS FUND, PRINCIPAL VARIABLE CONTRACTS FUNDS, INC. - DIVERSIFIED INTERNATIONAL ACCOUNT, PRINCIPAL VARIABLE CONTRACTS FUNDS, INC. - INTERNATIONAL EMERGING MARKETS ACCOUNT, PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO, RENAISSANCE GLOBAL SMALL-CAP FUND, SEI INST INVESTTRUST - SMALLMID CAP EQUITY FUND, SEI INSTITUTIONAL INVESTMENT TRUST - SMALL CAP FUND, SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATIONS, SPDR S AND P EEMRGING MARKETS ETF, SPDR S&P EEMRGING LATIN AMERICA ETF, STATE ST B AND T C INV F F T E RETIR PLANS, TEACHER RETIREMENT SYSTEM OF TEXAS, THE BANK OF NEW YORK A T F B I P P TRUST, THE BRAZIL MSCI EM MKTS INDEX COMMON TRUST FU, THE FUTURE FUND BOARD OF GUARDIANS, THE MASTER T B OF JAPAN LTD RE MTBC400035147, THE MASTER TRUST BOJ, LTD. AS TRUSTEE OF AIGG MOTHER FUND II, VANGUARD FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, WELLINGTON MANAGEMENT PORTFOLIOS (CAYMAN) DIVERSIFIED INFLATION HEDGES P (FOR QUALIFIED INVESTORS), WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C., WELLINGTON TRUST COMPANY N.A., THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, NORGES BANK, VANGUARD INVESTMENT SERIES, PLC and VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS - by Paulo Roberto Bellentani Brandão.

This is a free English translation of the original instrument drawn up in the Company’s records.

Piracicaba (SP), September 14, 2009.

AUGUSTO ASSIS CRUZ NETO
Secretary

Item 2

COSAN LIMITED BDR Issuing Company Corporate Taxpayer’s ID (CNPJ/MF): 08.887.330/0001-52	COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayer’s ID (CNPJ/MF): 50.746.577/0001-15 Company Registry (NIRE): 35.300.177.045

Notice to the Market

COSAN LIMITED (NYSE:CZZ; Bovespa: CZLT11) and COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3), in accordance with the Notice to Shareholders dated September 19, 2008 related to the capital increase during which warrants were allocated as an additional benefit to subscribers of the shares issued in connection with the capital increase, said warrants having the following characteristics: i) they may be traded separately from the shares; ii) they may be exercised at any time as of their issue date up to the Warrant Maturity Date (December 31, 2009), at the holder’s sole discretion; iii) they were issued in a single series of 55,000,000 (fifty-five million) warrants; iv) and each warrant entitles its holder the right to subscribe 0.6 (six tenths) of a common share, fractions of shares not being deliverable; v) Cosan Limited subscribed 54,993,482 shares, and therefore received the same number of warrants; hereby informs the public in general that Cosan Limited sold ten million warrants for the total amount of BRL25.7 million.

Cosan Limited has no intention of selling other lots, and intends to exercise its remaining rights at any time up to the maturity date on December 31, 2009. Any change will be promptly announced to the market.

São Paulo, September 14, 2009

Marcelo Martins

Chief Financial and Investor Relations Officer